Exhibit 99.1

Daqo New Energy Revises Second Quarter 2011 Revenue Guidance

CHONGQING, China — July 4, 2011 — Daqo New Energy Corp. (NYSE: DQ) (“Daqo New Energy” or the “Company”), a leading polysilicon manufacturer based in China, today revised its second quarter 2011 revenue guidance.

Due to the impact of price decline throughout the entire photovoltaic (PV) supply chains in the second quarter of 2011, the Company updates its revenue guidance for the second quarter of 2011 to the following:

For the second quarter of 2011, the Company expects its total revenue to be in the range of $70 million to $71 million, compared to a prior guidance of range of $92 million to $95 million. The Company expects to ship between 970 MT to 990 MT of polysilicon in the second quarter of 2011. The Company also expects to ship approximately 0.7 MW of wafer, 4 MW PV modules under its own brand and sales of approximately 8 MW PV modules outsourcing for its customers.

“We had experienced a substantial price decline in the second quarter of 2011, and as a result, we are revising our revenue guidance for the second quarter of 2011.”, says Jimmy Lai, CFO of the company. “The reduction in revenue guidance is mainly due to the less shipment in the down-stream product, wafer and module.”

About Daqo New Energy Corp.

Daqo New Energy Corp. (NYSE: DQ) is a leading polysilicon manufacturer based in China that aims to become a vertically integrated photovoltaic product manufacturer. Daqo New Energy primarily manufactures and sells high-quality polysilicon to photovoltaic product manufacturers. It also manufactures and sells photovoltaic wafers and modules. For more information about Daqo New Energy, please visit www.dqsolar.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates” and similar statements. Among other things, the outlook for the second quarter of 2011 and quotations from management in this announcement, as well as Daqo New Energy’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral for-ward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the demand for photovoltaic products and the development of photovoltaic technologies; global supply and demand for polysilicon; alternative technologies in cell manufacturing; our ability to significantly expand our polysilicon production capacity and output; the reduction in or elimination of government subsidies and economic incentives for solar energy applications; and our ability to successfully implement our vertical integration strategy. Further information regarding these and other risks is included in the reports or documents we filed with, or furnished to, the Securities and Exchange Commission. Daqo New Energy does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and Daqo New Energy undertakes no duty to update such information, except as required under applicable law.

Contacts

Kevin He

Phone: +86-23-6486-6556

Investor Relations

Kevin.he@daqo.com

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